January 24, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (651) 227-7705

Mr. Patrick W. Keene, Chief Financial Officer
AEI Fund Management XXI, Inc.
30 East 7th Street, Suite 1300
St. Paul, MN   55101

RE: AEI Income & Growth Fund XXII Limited Partnership
**   File No. 000-24003**
**   Form 10-KSB/A for the year ended December 31, 2006**
**   Forms 10-QSB/A for the quarters ended March 31, 2007 and June 30, 2007**

Dear Mr. Keene:

        We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant